UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Edwards, J. Scott

   P.O. Box 931

   Durham, NC 27702
2. Issuer Name and Ticker or Trading Symbol
   CCB Financial Corporation (CCB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/99
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                  12/31/99 (1)R        868           A  $49.5500     78,901         D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Incentive Stock Option (right  $18.3125                                                                   03/21/96     03/21/05
to buy)
Incentive Stock Option (right  $25.0313                                                                   03/12/97     03/12/06
to buy)
Incentive Stock Option (right  $31.9375                                                                   03/01/97     03/31/07
to buy)
Incentive Stock Option (right  $55.6250                                                                   03/22/99     03/22/09
to buy)
Incentive Stock Option (right  $55.9688                                                                   03/17/99     03/17/08
to buy)
Non-Qualified Stock Option     $31.9375                                                                   03/31/97     03/31/07
(right to buy)
Non-Qualified Stock Option     $55.6250                                                                   03/22/99     03/22/09
(right to buy)
Non-Qualified Stock Option     $55.9688                                                                   03/17/99     03/17/08
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right            Common Stock                   2,314                     2,314         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   5,900                     5,900         D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   524                       524           D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   1                         1             D   Direct
to buy)
Incentive Stock Option (right            Common Stock                   4,478                     4,478         D   Direct
to buy)
Non-Qualified Stock Option               Common Stock                   13,756                    13,756        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   14,279                    14,279        D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   9,802                     9,802         D   Direct
(right to buy)

Explanation of Responses:

(1)
Owned under the Issuer's Dividend Reinvestment and Stock Purchase Plan.  The shares were acquired through the period up to the
Reporting Date.  The price shown is the weighted average price per share of the shares acquired.  All shares were acquired pursuant to the reinvestment of dividends.

SIGNATURE OF REPORTING PERSON
/S/ Edwards, J. Scott
DATE
February 7, 2000